OMB Number: 3235-0167

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         1-15345

Galaxy Nutritional Foods, Inc.
(Exact name of registrant as specified in its charter)

6280 Hazeltine National Drive Orlando, Florida 32822 (407) 855-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)  ☒

Rule 12g-4(a)(2)  ☐

Rule 12h-3(b)(1)(i)  ☒

Rule 12h-3(b)(1)(ii)  ☐

Rule 15d-6  ☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Galaxy Nutritional Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 15, 2009	Galaxy Nutritional Foods, Inc.

/s/ Salvatore J. Furnari
By: Salvatore J. Furnari
Its: Chief Financial Officer